

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 15, 2017

Via E-Mail
Donald R. Young
President and Chief Executive Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, MA 01532

>   **Re: Aspen Aerogels, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 8, 2017**
>   **File No. 333-221403**

Dear Donald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
John T. Rudy, Esq.